UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2014

Commission File Number: 001-35109

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Qihoo 360 Technology Co. Ltd.
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3/F, Building #2, 6 Jiuxianqiao Road
Chaoyang District, Beijing 100015
People’s Republic of China
(86-10) 5878-1000
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qihoo 360 Technology Co. Ltd.

By:	/s/ Alex Zuoli Xu
Name:	Alex Zuoli Xu
Title:	Co-Chief Financial Officer

Date: January 8 , 2014

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release